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06006796

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED MAR 0 2 2006 WASH. D.C. 185 SECTION

SEC FILE NUMBER
8-29292

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 There under

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

UST Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

499 Washington Blvd., 6th Floor
(No. and Street)

Jersey City	New Jersey	07310
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hugh McCay — (201) 418-8333
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

2 World Financial Center	New York	NY	10281
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAY 15 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

3/12/06

AFFIRMATION

I, Hugh McCay, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to UST Securities Corp. (the "Company") for the year ended December 31, 2005, are true and correct. I further affirm that neither the Company nor any managing member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature | Date 2/27/06

President
Title

FREDDY MARINEZ
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires January 9, 2007

UST SECURITIES CORP.
(an indirect wholly-owned subsidiary of U.S. Trust Corporation)
(S.E.C. I.D. No. 8-29292)

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED
DECEMBER 31, 2005
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL STRUCTURE

* * * * * *

File pursuant to rule 17a-5(c)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

UST SECURITIES CORP.
(An indirect wholly-owned subsidiary of U.S. Trust Corporation)

TABLE OF CONTENTS

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA
Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholder of
UST Securities Corp.

We have audited the following financial statements of UST Securities Corp. (the "Company"), an indirect wholly-owned subsidiary of U.S. Trust Corporation, for the year ended December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of UST Securities Corp. at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of UST Securities Corp. as of December 31, 2005 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 28, 2006

UST SECURITIES CORP.

(An indirect wholly-owned subsidiary of U.S. Trust Corporation)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

Assets		
Cash and cash equivalents	$	4,834,691
Equipment and office facilities—net		28,728
Receivables for commissions and interest		112,701
Other assets		418,599
Total	$	5,394,719
Liabilities and stockholder's equity		
Liabilities		
Commissions payable	$	768
Due to affiliate		346,798
Accrued expenses and other liabilities		706,752
Total liabilities		1,054,318
Stockholder's equity		
Common stock, stated value $50 – 2,500 shares authorized— 1,020 shares issued and outstanding		51,000
Additional paid-in capital		6,455,936
Accumulated Deficit		(2,166,535)
Total stockholder's equity		4,340,401
Total	$	5,394,719

See notes to financial statements.

UST SECURITIES CORP.
(An indirect wholly-owned subsidiary of U.S. Trust Corporation)

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2005

Revenues	
Commissions	$ 1,261,387
Trading revenue	7,419
Interest revenue	146,037
Total	1,414,843
Expenses	
Compensation and benefits	1,020,245
Professional services	256,812
Commissions, clearance and floor brokerage	271,536
Occupancy and equipment	149,030
Other	790,301
Total	2,487,924
Loss before benefit from income taxes	(1,073,081)
Income tax benefit	344,679
Net loss	$ (728,402)

See notes to financial statements.

UST SECURITIES CORP.

(An indirect wholly-owned subsidiary of U.S. Trust Corporation)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities:		
Net loss	$	(728,402)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation and amortization		10,707
Increase in deferred tax asset		(98,455)
Changes in operating assets and liabilities:		
Increase in receivables for commissions		(10,416)
Decrease in other assets		258,567
Decrease in commissions payable		(1,775)
Increase in accrued expenses and other liabilities		174,264
Decrease in due to affiliate		(35,096)
Other		298
Net cash used by operating activities		(430,308)
Net decrease in cash and cash equivalents		(430,308)
Cash and cash equivalents, beginning of year		5,264,999
Cash and cash equivalents, end of year	$	4,834,691
SUPPLEMENTAL CASH FLOW DISCLOSURE -		
Cash received for income tax loss	$	264,153

See notes to financial statements.

UST SECURITIES CORP.

(An indirect wholly-owned subsidiary of U.S. Trust Corporation)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2005

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance, December 31, 2004	$ 51,000	$ 6,455,639	$ (1,438,133)	$ 5,068,506
Net Loss	-	-	(728,402)	(728,402)
Other	-	297	-	297
Balance, December 31, 2005	$ 51,000	$ 6,455,936	$ (2,166,535)	$ 4,340,401

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

UST Securities Corp. (the "Company") provides brokerage services to individuals and institutions located throughout the United States of America. The Company is a registered securities broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers (the "NASD"). All securities are cleared through National Financial Service LLC (a subsidiary of Fidelity Global Brokerage Group, Inc.) on a fully disclosed basis.

The following is a summary of the significant accounting policies:

a. *Basis of Presentation*—UST Securities Corp. (the "Company") is a wholly-owned subsidiary of U.S. Trust Company of New York (the "Parent" or "Trust Company"), which is a wholly owned subsidiary of U.S. Trust Corporation (the "Corporation"). The Corporation is a wholly owned subsidiary of The Charles Schwab Corporation ("CSC").

   These financial statements have been prepared in conformity with accounting principles generally accepted in the U.S., which require management to make certain estimates and assumptions that affect the reported amounts in the accompanying financial statements. Such estimates relate to useful lives of equipment, office facilities, and property; valuation of investments; valuation of employee stock options; fair value of financial instruments; allowance for doubtful accounts of brokerage clients; retirement and postretirement benefits; future tax benefits; restructuring reserves; and legal reserves. Actual results could differ from such estimates.

b. *Income Taxes*—The Company's results of operations are included in the consolidated U.S. Federal income tax return of CSC. The Company uses the asset and liability method, in recording income tax expense. Federal income taxes are calculated as if the Company filed its income tax return on a separate-company basis. State income tax returns are prepared on a separate-return basis. Under the asset and liability method, deferred tax assets and liabilities are recorded for temporary differences between the tax basis of assets and liabilities and their recorded amounts for financial reporting purposes using currently enacted tax law.

c. *Cash and cash equivalents*—For purposes of reporting cash flows, the Company considers all highly liquid investments with original maturities of three months or less from inception to be cash equivalents.

d. *Revenue Recognition*—Commissions and trading revenue from principal transactions are recognized on a trade-date basis. Interest is recognized as income when earned.

e. *Equipment and Office Facilities*—Equipment and office facilities are depreciated on a straight-line basis over the estimated useful lives of the assets of three to ten years. Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful lives of the assets or the term of the lease. Equipment and office facilities are stated at cost net of accumulated depreciation and amortization of $274,021 at December 31, 2005. The depreciation and amortization expense for the year ended December 31, 2005 was $10,707 and is included in "other expenses" in the statement of operations. Equipment and office facilities are reviewed for impairment wherever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

f. *Pension Plan*—The Corporation maintains a trustee managed, noncontributory, qualified defined benefit pension plan for the benefit of eligible U.S. Trust employees, the U.S. Trust Corporation Employees' Retirement Plan (the "Pension Plan") hired on or before December 31, 2001. Under the Pension plan, as amended, eligible employees earned a benefit under a new career average formula without an early retirement subsidy. Employees hired after December 31, 2001 receive an account balance benefit under the Pension Plan. Under this provision of the Pension Plan, eligible employees receive an annual credit of 5% of their total compensation to a hypothetical account which becomes vested in a graded manner over four years. The employee accounts earn interest on the accumulated balances.

The Corporation provides health care and life insurance benefits for certain active employees and certain qualifying retired employees and their dependents. Postretirement medical and life insurance benefits are accrued during the years that the employee renders service to reflect the expected cost of providing health care and life insurance and other benefits to an employee upon retirement.

g. *Estimated Fair Value of Financial Instruments*—The Company considers the amounts recorded for the financial instruments on the statement of financial condition to be reasonable estimates of fair value due to their short term nature.

h. Stock-based Compensation – The Company participates in stock based employee compensation plans of CSC. CSC and the Company apply Accounting Principles Board Opinion (APB) No. 25 — Accounting for Stock Issued to Employees, and related interpretations, in accounting for CSC's stock-based employee compensation plans in which the Company participates. Because CSC grants stock option awards at market value, there is no compensation expense recorded when the awards are granted. Expense is recognized if the original terms of an award are substantially modified, which has occurred in connection with restructuring and severance activities. Compensation expense for restricted stock awards is based on the market value of the shares awarded at the date of grant and is amortized on a straight-line basis over the vesting period. CSC and the Company changed its option pricing model from the Black-Scholes model to a binomial model for all options granted on or after January 1, 2004. Had compensation for the stock option awards been determined based on the Black-Scholes or binomial fair value at the grant dates for awards under those plans consistent with the fair value method of SFAS No. 123 – Accounting for Stock-Based Compensation, CSC and the Company would have recorded additional compensation expense and its net income would have been reduced. The Company's pro-forma expense is based upon options grants to the Company employees. The additional compensation expense that the Company would have received would have reduced net income by $11 thousand during 2005. The fair value of each option granted during 2005 is estimated as of the grant date using the binomial model with the following assumptions (computed based on quarterly weighted-average assumptions): 0.48% for expected dividend yield; 28% for expected volatility; 4.1% for risk-free interest rate; and 3.2 years for expected life.

i. *New Accounting Standards* – The following new accounting pronouncements have been adopted by the Company or will be adopted by the Company as these new accounting standards become effective.

A revision to SFAS No. 123, Share-Based Payment (SFAS No. 123R), which supersedes APB No. 25 and was issued in December 2004, requires that the cost resulting from all share-based payments be recognized as an expense in the consolidated financial statements, and also changes the classification of certain tax benefits in the consolidated statement of cash flows. In April 2005, the Securities and Exchange Commission (SEC) adopted a new rule that delays the compliance dates for SFAS No. 123R to January 1, 2006. Beginning in the first quarter of 2006, the Company will record compensation expense for unvested stock option awards over the future periods in which the awards vest. Based on stock options outstanding at December 31, 2005, pre-tax compensation expense related to stock option awards would be approximately $4 thousand in 2006 and $2 thousand in 2007. The amount and timing of total future compensation expense related to stock option grants will vary based upon additional awards, if any, cancellations, forfeitures, or modifications of existing awards, and employee severance terms.

SFAS No. 153 – Exchanges of Nonmonetary Assets was issued in December 2004 and was effective beginning July 1, 2005. This statement amends APB No. 29 – Accounting for Nonmonetary Transactions. SFAS No. 153 replaces an exception for recognizing gains and losses on the exchange of similar productive assets with a general exception for recognizing gains for exchange transactions that do not have commercial substance and are therefore not expected to result in significant changes in the cash flows of the reporting entity. The adoption of SFAS No. 153 did not have, and is not expected to have, a material impact on the Company's financial position, results of operations, or cash flows.

SFAS No. 154 – Accounting Changes and Error Corrections was issued in May 2005 and is effective beginning January 1, 2006. This statement replaces APB No. 20 – Accounting Changes, and SFAS No. 3 – Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for reporting a change in accounting principle. SFAS No. 154 generally requires retrospective application to prior periods' financial statements of changes in accounting principle.

2. CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of a money market mutual fund with a market value of $4,800,610 and other cash and cash equivalents of $34,081 at December 31, 2005.

3. RENTAL COMMITMENTS

The Company conducts its business from office space that is leased by its Parent in Jersey City, New Jersey. The lease expires in 2015 and is renewable for a five year period. The Company's

obligation for future minimum rental payments under leased rental space is as follows:

Year Ending December 31		Minimum Rentals
2006	$	136,752
2007		136,752
2008		136,752
2009		129,791
2010		131,205
Later years		597,767
Total minimum rental payments	$	1,269,019

Rent expense for the year ended December 31, 2005 amounted to $135,121 and is included in "occupancy and equipment" in the statement of operations.

4. NET CAPITAL AND OTHER REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $50,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2005, the Company had net capital of $4,103,972, which was $4,033,685 in excess of the minimum requirement. The Company's ratio of aggregate indebtedness to net capital was .26 to 1.

The Company is exempt from the provisions of SEC Rule 15c-3 pursuant to paragraph (k)(2)(ii) as an introducing broker, clearing all security transactions with and for customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmitting all customer funds and securities to such clearing broker-dealer.

5. INCOME TAXES

Income tax benefit is as follows:

		2005
Current:		
Federal	$	(296,609)
State and local		50,385
Total current income taxes		(246,224)
Deferred:		
Federal		(98,871)
State and local		416
Total deferred income taxes		(98,455)
Total	$	(344,679)

All components of income tax benefits for the year ended December 31, 2005 are attributable to the net loss from operations.

The effective income tax rate differs from the amount computed by applying the federal statutory income tax rate primarily due to the impact of state taxes.

The temporary differences that created a net deferred tax asset included in "other assets" is detailed below:

	2005
Deferred tax asset:	
Employee benefits	$ 104,668
Deferred tax liability:	
Premises and equipment	(4,325)
Net deferred tax asset	$ 100,343

The Company determined that no valuation allowances against deferred tax assets at December 31, 2005 and 2004 were necessary.

At December 31, 2005, the amount payable by the Company to the Corporation for Federal income taxes was $327,301 and is included in the "due to affiliate" caption in the statement of financial condition.

6. RELATED-PARTY TRANSACTIONS

Pursuant to a service agreement, U.S. Trust Technology and Support Services, Inc. ("TSSI") and the Parent provide certain operating and other administrative support services to the Company. Such services include payroll, accounting, and administration of health and other employee benefit plans. For the year ended December 31, 2005, the Company paid $159,535 to TSSI which is included in the "professional services" caption of the statements of operations, and $344,890 to the Parent for these services, which is included in the "other expense" caption of the statement of operations.

7. EMPLOYEE BENEFIT AND PERFORMANCE COMPENSATION PLANS

Pension and Other Postretirement Benefits— Under U.S. Trust's trusteed, noncontributory, qualified defined benefit pension plan, the benefit obligation and related plan assets are based on certain estimates – years of employee service, rate of increase in salary, discount rate and expected rate of return on plan assets – which are made by management with recommendations by actuaries. In addition to the years of employee services, rate of increase in salary, and discount rate, U.S. Trust's postretirement medical and life insurance benefit obligation is based on the health care cost trend rate which is an actuarial estimated rate of future increases in per capita cost of health care benefits.

Included in compensation and benefits are health care and life insurance benefits of $15,759 and postretirement $20,816 for the year ended December 31, 2005.

Performance Compensation Plans—The Corporation sponsors a 401(k) Plan (the "401(k) Plan"), covering all employees who satisfy a one-year service requirement. Depending upon the Corporation satisfying certain profitability criteria and other factors, eligible employees receive merit-based annual

awards calculated as a percentage of such employees' compensation. Employees of the Company may receive awards under the Corporation's performance compensation plans. Awards to officers and other employees are governed by the terms of the Annual Incentive Plan ("AIP"). Performance compensation expenses were $144,299 for the year ended December 31, 2005 and is included under "compensation and benefits" in the statement of operations.

8. CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company's clearing broker, National Financial Service LLC, is exposed to risk of loss on customer transactions in the event of a customer's inability to meet the terms of its contracts; the clearing broker may have to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. The Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of December 31, 2005, there were no amounts owed to the clearing broker by these customers.

The Company utilizes the services of a clearing broker for the settlement of its introduced customers' securities transactions. These activities may expose the Company to risk of loss in the event that the clearing broker is unable to fulfill the terms of the contracts.

9. FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, *Disclosures about Fair Value of Financial Instruments*, requires the disclosure of the estimated fair values of financial instruments. Substantially all of the Company's assets and liabilities are considered financial instruments, as defined by SFAS No. 107. Fair value is defined as the price at which a financial instrument could be liquidated in an orderly manner over a reasonable time period under present market conditions.

SFAS No. 107 requires that the fair value of financial instruments be estimated using various valuation methodologies. Quoted market prices, when available, are used as the measure of fair value. The Company's financial instruments are short-term in nature. Consequently, carrying amounts of these assets and liabilities approximate estimated fair value.

* * * * * *

UST SECURITIES CORP.

(An indirect wholly-owned subsidiary of U.S. Trust Corporation)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2005

3.	Total stockholder's equity	$ 4,340,401
6.	Deductions and/or charges:	
	A. Nonallowable assets	
	Other assets	111,689
	Equipment and office facilities—net	28,728
8.	Net capital before haircuts on securities position	4,199,984
9.	Haircuts on cash and cash equivalents:	
	Money market mutual funds	96,012
10.	Net capital	$ 4,103,972

Computation of basic net capital requirement

11.	Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 70,287
12.	Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
13.	Net capital requirement (greater of line 11 or 12)	$ 70,287
14.	Excess net capital	$ 4,033,685

Computation of Aggregate Indebtedness

16.	Total aggregate indebtedness from balance sheet	$ 1,054,318
20.	Ratio of aggregate indebtedness to net capital	0.26

Reconciliation with the Company's computation included in Part II of Form X-17a-5 as of December 31, 2005

Net capital, as reported in the Company's Part II (unaudited) FOCUS report filed on January 26, 2006	$ 4,478,602
Additional compensation and benefits	(258,597)
Tax adjustments including adjustments to nonallowable assets	(116,033)
Net Capital per above	$ 4,103,972

UST SECURITIES CORP.
(An indirect wholly-owned subsidiary of U.S. Trust Corporation)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2005

The Company does not carry any customer accounts and is exempt from the provisions of Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(ii) because all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 28, 2006

UST Securities Corp.
499 Washington Blvd., 6th Floor
Jersey City, New Jersey 07310

In planning and performing our audit of the financial statements of UST Securities Corp. (the "Company"), an indirect wholly-owned subsidiary of U.S. Trust Corporation, for the year ended December 31, 2005 (on which we issued our report dated February 28, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP